KIEWIT DIVERSIFIED GROUP

                    Index to Financial Statements
                and Financial Statement Schedules and
                 Management's Discussion and Analysis
            of Financial Condition and Results of Operations



                                                                       Pages
____________________________________________________________________________

Report of Independent Accountants

Financial Statements as of December 25, 1993 and
  December 26, 1992 and for the three years ended
  December 25, 1993:

  Statements of Earnings
  Balance Sheets
  Statements of Cash Flows
  Statements of Changes in Stockholders' Equity
  Notes to Financial Statements

Financial Statement Schedules for the three years ended December 25, 1993:

   V--Property, Plant and Equipment
  VI--Accumulated Depreciation, Depletion and Amortization
        of Property, Plant and Equipment
VIII--Valuation and Qualifying Accounts and Reserves
  IX--Short-Term Borrowings
   X--Supplementary Income Statement Information

Management's Discussion and Analysis of Financial
  Condition and Results of Operations
____________________________________________________________________________

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

                  REPORT OF INDEPENDENT ACCOUNTANTS
                  _________________________________



The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedules of Kiewit Diversified Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Diversified Group as of December 25, 1993 and December 26, 1992 and the results of its operations and its cash flows for each of the three years in the period ended December 25, 1993 in conformity with generally accepted accounting principles. In addition, in our opinion the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information required to be included therein.

As discussed in Note 2 to the financial statements, the Group changed its method of accounting for income taxes in 1992, and its method of accounting for certain investments in debt and equity securities in 1993.





                                       COOPERS & LYBRAND



Omaha, Nebraska
March 18, 1994

                         KIEWIT DIVERSIFIED GROUP

                           Statements of Earnings
                 For the three years ended December 25, 1993


(dollars in millions, except per share data)     1993        1992       1991
____________________________________________________________________________

Revenue                                       $   402     $   349    $   252
Other Income                                       47          87         84
                                              _______     _______    _______
                                                  449         436        336
Costs and Expenses:
  Cost of revenue                                 285         228        184
  Selling and administrative                      113          92         62
  Interest                                         11           9         42
                                              _______     _______    _______
                                                  409         329        288
                                              _______     _______    _______
                                                   40         107         48

Gain on Sale of Subsidiary's Stock                211           -          -
                                              _______     _______    _______

Earnings from Continuing Operations Before
  Income Taxes, Minority Interest and
  Cumulative Effect of Change in Accounting
  Principle                                       251         107         48

Provision for Incomes Taxes                       (73)        (26)       (22)

Minority Interest in Loss of Subsidiaries           3           -          -
                                              _______     _______    _______

Earnings from Continuing Operations Before
  Cumulative Effect of Change in
    Accounting Principle                          181          81         26

Cumulative Effect of Change in
  Accounting Principle                              -          (1)         -
                                              _______     _______    _______
Earnings from Continuing Operations               181          80         26

Discontinued Operations:
  Earnings from discontinued
    operations net of income taxes
    of $- and $26 in 1992 and
    1991, respectively                              -           1         19

  Gain on disposal of discontinued
    operations net of income taxes
    (benefit) of $(19) and $221
    in 1992 and 1991, respectively                  -          18        373
                                              _______     _______    _______

Net Earnings                                  $   181     $    99    $   418
                                              =======     =======    =======
____________________________________________________________________________
See accompanying notes to financial statements.

                              KIEWIT DIVERSIFIED GROUP

                     For the three years ended December 25, 1993


(dollars in millions, except per share data)     1993        1992       1991
____________________________________________________________________________

Earnings Per Common and Common Equivalent
  Share:
    Continuing Operations:
      Earnings Before Cumulative Effect of
        Change in Accounting Principle        $  9.08     $  4.00    $  1.26
      Cumulative Effect of Change in
        Accounting Principle                        -        (.05)         -
                                              _______     _______    _______
      Earnings from Continuing Operations        9.08        3.95       1.26
    Discontinued Operations:
      Earnings                                      -         .04        .94
      Gain on disposal                              -         .93      18.10
                                              _______     _______    _______
  Net Earnings                                $  9.08     $  4.92    $ 20.30
                                              =======     =======    =======
____________________________________________________________________________
See accompanying notes to financial statements.

                      KIEWIT DIVERSIFIED GROUP

                            Balance Sheets

               December 25, 1993 and December 26, 1992


(dollars in millions)                                       1993        1992
____________________________________________________________________________

Assets

Current Assets:
  Cash and cash equivalents                               $   197    $   135
  Marketable securities                                       899        657
  Receivables, less allowance of $2 and $5                     81         67
  Note receivable from sale of discontinued
    operations                                                  5         60
  Deferred income taxes                                        18          3
  Other                                                        40         77
                                                          _______    _______
Total Current Assets                                        1,240        999


Property, Plant and Equipment, at cost:
  Land                                                         15         12
  Buildings                                                   172         26
  Equipment                                                   802        461
                                                          _______    _______
                                                              989        499

  Less accumulated depreciation and amortization             (252)      (209)
                                                          _______    _______


Net Property, Plant and Equipment                             737        290

Note Receivable from Sale of Discontinued
  Operations                                                   29         84

Investments                                                   233        180

Intangible Assets, net                                        415         75

Other Assets                                                  155        131
                                                          _______    _______
                                                          $ 2,809    $ 1,759
                                                          =======    =======
____________________________________________________________________________

See accompanying notes to financial statements.

                       KIEWIT DIVERSIFIED GROUP

                             Balance Sheets

                December 25, 1993 and December 26, 1992


(dollars in millions)                                        1993      1992
___________________________________________________________________________

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                         $   113  $    55
  Short-term borrowings                                          -       80
  Current portion of long-term debt:
    Telecommunications                                           7        -
    Other                                                        4        1
  Accrued costs and billings in excess of revenue
    on uncompleted contracts                                    20       12
  Accrued reclamation and other mining costs                    23       16
  Other                                                         80       39
                                                           _______  _______
Total Current Liabilities                                      247      203

Long-Term Debt, less current portion:
  Telecommunications                                           420        -
  Other                                                         32       18

Deferred Income Taxes                                          394      272

Retirement Benefits                                             71       74

Accrued Reclamation Costs                                       92       94

Other Liabilities                                               64       65

Minority Interest                                              298       12

Stockholders' Equity (Redeemable Common Stock,
  $1.2 billion aggregate redemption value)
  Common equity                                              1,182    1,017
  Foreign currency adjustment                                    -        4
  Net unrealized holding gain                                    9        -
                                                           _______  _______
Total Stockholders' Equity                                   1,191    1,021
                                                           _______  _______
                                                           $ 2,809  $ 1,759
                                                           =======  =======
___________________________________________________________________________

See accompanying notes to financial statements.

                     KIEWIT DIVERSIFIED GROUP
                      Statements of Cash Flows
             For the three years ended December 25, 1993
(dollars in millions)                        1993         1992        1991
__________________________________________________________________________
Cash flows from operations:
  Earnings from continuing operations     $   181        $  80    $     26
  Adjustments to reconcile earnings from
    continuing operations to net cash
    provided by continuing operations:
      Cumulative effect of change in
        accounting principle                    -            1           -
      Depreciation, depletion and
        amortization                           51           39          28
      (Gain) loss on sale of property,
        plant and equipment,
        and other investments                   8           (7)          3
      Gain on sale of subsidiary's stock     (211)           -           -
      Decline in market value of
        investments                            25           12           -
      Retirement benefits paid                (17)          (8)         (5)
      Change in retirement benefits and
        other noncurrent liabilities            1            3          54
      Deferred income taxes                    45            8          18
      Change in working capital items:
         Receivables                            8          (14)          8
         Other current assets                   -           16         (30)
         Payables                              51           13           5
         Other liabilities                     36          (29)        (11)
      Other                                    18           (5)        (27)
                                          _______      _______     _______
      Net cash provided by continuing
        operations                            196          109          69
Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                   4,155        5,611       3,112
  Purchases of marketable securities       (4,490)      (5,646)     (3,431)
  Proceeds from sale of property, plant
    and equipment, and other investments       25           12          11
  Capital expenditures                       (139)         (89)        (63)
  Investments in affiliates                    (3)         (26)       (135)
  Acquisition of C-TEC, excluding
    cash acquired                            (146)           -           -
  Acquisition of minority interest              -          (27)          -
  Deferred development costs and other        (36)          11          (4)
                                          _______      _______     _______
      Net cash used in investing
        activities                           (634)        (154)       (510)
Cash flows from financing activities:
  Long-term debt borrowings                    19            1          11
  Payments on long-term debt, including
    current portion                            (7)         (89)       (179)
  Net change in short-term borrowings         (80)          80        (231)
  Issuances of common stock                     8            -          16
  Issuances of subsidiary's stock             458            -           -
  Repurchases of common stock                 (40)         (64)       (105)
  Dividends paid                              (17)         (33)        (15)
  Dividend to parent                            -            -         (58)
  Exchange of B&C Stock for Class
    D Stock, net                               26           32           -
  Other                                         3           (1)         (3)
                                          _______      _______     _______
      Net cash provided by (used in)
        financing activities                  370          (74)       (564)
___________________________________________________________________________

                        KIEWIT DIVERSIFIED GROUP

                         Statements of Cash Flows

           For the three years ended December 25, 1993 (continued)



(dollars in millions)                        1993         1992        1991
__________________________________________________________________________

Cash flows from discontinued packaging
  operations:
    Proceeds from sales of discontinued
      packaging operations                    110          163       1,285
    USW ERISA Litigation settlement
      installment payment                       -            -        (207)
    Other cash provided by (used in)
      discontinued packaging operations        20          (34)       (105)
                                          _______      _______     _______
      Net cash provided by discontinued
        packaging operations                  130          129         973
                                          _______      _______     _______
Net increase (decrease) in cash and
   cash equivalents                            62           10         (32)
Cash and cash equivalents at
  beginning of year                           135          125         157
                                          _______      _______     _______
Cash and cash equivalents at
  end of year                             $   197      $   135     $   125
                                          =======      =======     =======

Supplemental disclosure of cash flow
  information for continuing and
  discontinued operations:
    Taxes                                 $    29      $   117     $   206
    Interest                                    4           11          48

__________________________________________________________________________

See accompanying notes to financial statements.

                        KIEWIT DIVERSIFIED GROUP

               Statements of Changes in Stockholders' Equity

                For the three years ended December 25, 1993


(dollars in millions except per share data)        1993      1992      1991
___________________________________________________________________________

Common equity:
  Balance at beginning of year                  $ 1,017   $   989   $   733
  Issuances of stock                                  8         -        16
  Repurchases of stock                              (40)      (64)     (105)
  Exchange of Class B&C Stock for Class
    D Stock, net                                     26        32         -
  Net earnings                                      181        99       418
  Dividends (per share:  $.50 in 1993,
    $1.95 in 1992, and $.70 in 1991) (a)            (10)      (39)      (15)
  Dividend to parent                                  -         -       (58)
                                                _______   _______   _______
  Balance at end of year                        $ 1,182   $ 1,017   $   989
                                                =======   =======   =======

Other equity adjustments:
  Balance at beginning of year                  $     4   $     7   $   102
  Foreign currency adjustment                        (4)       (3)      (95)
  Net unrealized holding gain                         9         -         -
                                                _______   _______   _______
  Balance at end of year                        $     9   $     4   $     7
                                                =======   =======   =======
Total stockholders' equity                      $ 1,191   $ 1,021   $   996
                                                =======   =======   =======
___________________________________________________________________________

(a) 1992 includes $.35 per share for dividends declared in 1992 but paid in 1993. 1991 reflects dividends paid by PKS on its previous common stock that have been attributed to the Diversified Group and the Construction & Mining Group based upon the relative formula values of each group which were determined at the end of each preceding year. Accordingly, the dividends reflected for those years may bear no relationship to the dividends that would have been declared by the Board in such years had the D Stock and B&C Stock been outstanding.

See accompanying notes to financial statements.

                       KIEWIT DIVERSIFIED GROUP

                     Notes to Financial Statements


(1)   Basis of Presentation
      _____________________

      The Class B&C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction business and certain mining services ("Construction & Mining Group") and its other businesses ("Diversified Group"), respectively.

      The financial statements of the Diversified Group include the financial position, results of operations and cash flows for PKS' businesses other than its Construction & Mining Group businesses, held by a wholly-owned subsidiary, Kiewit Diversified Group Inc. ("KDG") and a portion of the PKS corporate assets and liabilities and related transactions which are not separately identified with the ongoing operations of the Diversified Group or the Construction & Mining Group. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements. Corporate amounts reflected in these financial statements are determined based upon methods which management believes to be reasonable (Note 3).

      Although the financial statements of PKS' Diversified Group and Construction & Mining Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class D Stock and Class B&C Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.

(2)   Summary of Significant Accounting Policies
      __________________________________________

      Principles of Group Presentation
      ________________________________

      These financial statements include the accounts of the Diversified Group ("the Group"). The Group's and Construction & Mining Group's financial statements, taken together, comprise all of the accounts included in the PKS consolidated financial statements. The Group's enterprises include coal mining properties, telecommunications, energy production facilities and timberlands. The Group's only reportable segments are coal mining properties and telecommunications. See Note 4 with respect to
      discontinued packaging operations.    Fifty-percent-owned mining joint
      ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions, except those directly between the Group and the Construction & Mining Group, have been eliminated. Investments in other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method.

                             KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(2)   Summary of Significant Accounting Policies (continued)
      ______________________________________________________

      Coal Sales Contracts
      ____________________

      The Group and its mining ventures have entered into various agreements with its customers which stipulate delivery and payment terms for the sale of coal. Prior to 1993, one of the primary customers deferred receipt of certain commitments by purchasing undivided fractional interests in coal reserves of the Group and the mining ventures. Under these arrangements revenue was recognized when cash was received. The agreements with this customer were renegotiated in 1992. In accordance with the renegotiated agreements, there were no sales of interests in coal reserves subsequent to January 1, 1993. The Group has the obligation to extract and deliver the coal reserves to the customer in the future if the customer exercises its option. If the option is exercised, the Group presently intends to deliver coal from an unaffiliated mine. In the opinion of management, the Group has sufficient coal reserves to cover the above sales commitments.

      The Group's coal sales contracts are with several electric utility and industrial companies. In the event that these customers do not fulfill contractual responsibilities, the Group would pursue the available legal remedies.

      Telecommunications Revenues
      ___________________________

      A subsidiary of the Group, MFS Communications Company, Inc. ("MFS"), provides private line and special access telecommunications services to major businesses, governmental entities and long distance carriers in major metropolitan areas of the United States through a competitive access provider subsidiary. Another subsidiary of MFS is a network systems integrator that designs, engineers, develops and installs telecommunications networks and systems and also provides facilities management services. MFS recognizes revenue on telecommunications services in the month the related service is provided. Network systems integration revenue is recognized on the percentage-of-completion method of accounting.

      In October 1993, the Group acquired 34.5.% of the outstanding shares of C-TEC Corporation ("C-TEC") that have 56.6% of the available voting rights. C-TEC's results of operations have been consolidated from the acquisition date. C-TEC's most significant operating groups are its local telephone service and cable system operations. C-TEC's telephone network access revenues are derived from net access charges, toll rates and settlement arrangements for traffic that originates or terminates within C-TEC's local telephone company. Revenues from basic and premium cable programming services are recorded in the month service is provided.

      Concentration of credit risk with respect to accounts receivable are limited due to the dispersion of customer base among different industries and geographic areas and remedies provided by the terms of contracts and statutes.

                           KIEWIT DIVERSIFIED GROUP

                        Notes to Financial Statements

(2)   Summary of Significant Accounting Policies (continued)
      ______________________________________________________

      Depreciation and Amortization
      _____________________________

      Depreciation and amortization for the majority of the Group's property, plant and equipment are computed on accelerated and straight-line methods. Depletion of mineral properties is provided primarily on a unit-of- extraction basis determined in relation to estimated reserves.

      In accordance with industry practice, certain telephone plant owned by C-TEC valued at $216 million is depreciated based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. At the time property is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation.

      Intangible Assets
      _________________

      Intangible assets consist of amounts allocated upon purchase of assets of existing operations and development costs. These assets are amortized on a straight-line basis over the expected period of benefit, which does not exceed 40 years.

      Pension Plans
      _____________

      The Group maintains defined benefit plans primarily for retired packaging employees. Benefits paid under the plans are based on years of service for hourly employees and years of service and rates of pay for salaried employees.

      Substantially all of C-TEC's employees are included in a trusteed noncontributory defined benefit plan. Upon retirement, employees are provided a monthly pension based on length of service and compensation.

      The plans are funded in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

      Reserves for Reclamation
      ________________________

      The Group follows the policy of providing an accrual for reclamation of mined properties, based on the estimated cost of restoration of such properties, in compliance with laws governing strip mining.

      Foreign Currencies
      __________________

      The local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

                           KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements

(2)   Summary of Significant Accounting Policies (continued)
      ______________________________________________________

      Subsidiary Stock Sales
      ______________________

      The Group recognizes gains and losses from the sales of stock by its subsidiaries.

      Earnings Per Share
      __________________

      Primary earnings per share of Class D Stock have been computed using the weighted average number of shares outstanding during each year. For periods prior to January 8, 1992, the number of Class D shares are assumed to be the same as the total corresponding weighted average shares of PKS. The number of shares used in computing primary earnings per share was 19,941,885 in 1993, 20,126,768 in 1992 and 20,588,236 in
      1991. Fully diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

      Marketable Securities and Investments
      _____________________________________

      On December 25 1993, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in
      Debt and Equity Securities," which addresses the accounting and reporting of investments in equity securities with readily determinable fair values and all investments in debt securities. The statement does not apply to investments in equity securities accounted for under the equity method nor to investments in consolidated subsidiaries. At December 25, 1993, a net unrealized holding gain of $9 million net of income taxes, was reported in stockholders' equity. See Note 8 for additional disclosures.

      Income Taxes
      ____________

      At the beginning of 1992, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial and tax basis for assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In 1992, the Group recorded expense of $1 million, which represented the increase in the net deferred tax liabilities as a result of the accounting change. This amount has been reflected in the statements of earnings as a cumulative effect of a change in accounting principle.

      Reclassifications
      _________________

      Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

                           KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements

(2)   Summary of Significant Accounting Policies (continued)
      ______________________________________________________

      Fiscal Year
      ___________

      The Group's fiscal year ends on the last Saturday in December. There were 52 weeks each in the fiscal years 1993, 1992 and 1991.

      MFS and C-TEC's fiscal years end on December 31.

(3)   Corporate Activities
      ____________________

      Financial structure - Cash, cash equivalents and marketable securities have been allocated to the Group and the Construction & Mining Group based upon the desired capital structure of the two at December 28, 1991. Financial statement impacts of dividends paid to holders of Class D Stock and repurchases and issuances of Class D Stock in 1993 and 1992 were reflected in their entirety in the Diversified Group's financial statements. The value of common stock issuances and repurchases and related dividends in 1991 were generally attributed to the Group and the Construction & Mining Group based upon the relative formula values of each group which were determined at the end of 1990.

      The desired capital structure at December 28, 1991 for the Construction & Mining Group was stockholders' equity of $400 million. It was determined by PKS management that this was the appropriate level of equity at December 28, 1991 necessary for the Construction & Mining Group to continue its traditional construction and mining service businesses, based upon certain factors such as contract volume, prequalification requirements to bid on projects, bonding requirements of its outside insurance company, and working capital requirements.
      The capital structure of the Group consisted of the remaining equity of PKS and provided equity and liquidity to allow the Group the opportunity to invest in capital intensive businesses, a primary objective of the Reorganization. In order to attain the desired capital structure, the Group dividended $58 million of equity to PKS which was contributed by PKS to the Construction & Mining Group.

                            KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(3)   Corporate Activities (continued)
      ________________________________

      PKS has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Construction & Mining Group. The Group's 50% portion is as follows (in millions):

                                                        1993         1992
                                                        ____         ____

      Cash and cash equivalents                         $ 47         $ 45
      Marketable securities                               11           13
      Property, plant and equipment, net                  12            8
      Other assets                                        11           15
                                                        ____         ____
        Total Assets                                    $ 81         $ 81
                                                        ====         ====

      Accounts payable                                  $ 27         $ 25
      Convertible debentures                               2            3
      Notes to former stockholders                         8            8
      Liability for stock appreciation rights              2            2
      Other liabilities                                    5            6
                                                        ____         ____
        Total Liabilities                               $ 44         $ 44
                                                        ====         ====

                                                      1993     1992    1991
                                                      _____________________

      Net investment income (expense)                 $ (1)    $  3    $  4
      Depreciation                                      (2)      (1)     (2)
      Stock appreciation rights costs                   (1)      (1)     (2)
      Other income (expense)                             4        3      (1)

      Corporate general and administrative costs - a portion of corporate general and administrative costs has been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which method management believes to be reasonable. These allocations were $10 million, $13 million and $25 million in 1993, 1992 and 1991, respectively.

                          KIEWIT DIVERSIFIED GROUP

                         Notes to Financial Statements


(3)   Corporate Activities (continued)
      ________________________________

      Income taxes - All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis. The financial statement provision and actual cash tax payments have been reflected in the Group's and Construction & Mining Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Construction & Mining Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(4)   Discontinued Operations
      _______________________

      In 1990, the Group's management authorized the disposition of its packaging businesses. As a result, the financial statements reflect the packaging businesses as discontinued operations.

      Discontinued Packaging Operations for the year ended December
      26, 1992 reflect the equity earnings of the Group's investment in a plastics joint venture, net of tax at the statutory rate. Summary financial information relative to the discontinued packaging operations, which primarily reflects earnings from packaging operations which were sold during 1991 for the year ended December 28, 1991 is provided below:

      (dollars in millions)                                             1991
      ______________________________________________________________________

      Revenue                                                        $ 1,145
      Earnings Before Income Taxes                                        45
      Net Earnings                                                        19
      ______________________________________________________________________

      The effective income tax rate for 1991 is higher than the statutory rate of 34%, primarily resulting from the effects of purchase accounting, state income taxes, higher taxes on foreign earnings and minority interest.

                       KIEWIT DIVERSIFIED GROUP

                     Notes to Financial Statements

(5)   Acquisitions
      ____________

      In October 1993, the Group acquired 34.5% of the outstanding shares of C-TEC that have 56.6% of the available voting rights.

      The acquisition of C-TEC for $207 million in cash was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, as follows:

      Assets:

        Cash and cash equivalents                            $   61
        Other current assets                                     49
        Property, plant and equipment                           354
        Investments                                              17
        Intangible assets                                       303
        Other                                                     8

      Liabilities:

        Current liabilities                                     (64)
        Deferred income taxes                                   (46)
        Other liabilities                                        (8)
        Long-term debt                                         (427)
        Minority interest                                       (40)
                                                              ______
                                                              $  207
                                                              ======


      Results of C-TEC operations are included in the Group's results of operations since the date of acquisition.

      The following unaudited pro forma information shows the results of the Group as though the acquisition occured at the beginning of 1992. These results include certain adjustments, primarily increased amortization, and are not necessarily indicative of what the results would have been had the acquisition been made as of that date or future results.

                                                    1993          1992
                                                  _______       _______

      Revenue                                     $   638       $   606
      Net Earnings                                    175            93
      Earnings Per Share                             8.78          4.63

                            KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(6)   MFS Stock Sales
      _______________

      In May 1993, MFS sold 12.7 million shares of common stock to the public at an initial offering price of $20 per share for $233 million, net of certain transaction costs. An additional 4.6 million shares were sold to the public in September 1993 at a price of $50 per share for $218 million, net of certain transaction costs. These transactions have reduced the Company's ownership interest in MFS to 71% at December 25, 1993. Substantially all of the net proceeds from the offerings are intended to fund MFS' growth. Prior to the initial public offering, MFS was a wholly-owned subsidiary of the Group. The 29% outside ownership interest has been included in minority interest.

      As a result of the above transactions, the Group recognized a gain of $211 million representing the increase in the Group's equity in the underlying net assets of MFS. Deferred income taxes have been provided on this gain.

(7)   Disposal of Packaging Businesses
      ________________________________

      In July 1992, the Group sold its equity investment in a plastics joint venture to Ball Corporation for $7 million. No significant gain or loss was recognized as a result of this transaction. The gain on disposal of discontinued operations in 1992 resulted from a $19 million adjustment to prior year tax estimates and an $8 million payment, net of tax, received from BTR Nylex Limited and a $1 million accrual, net of tax, relating to additional sales proceeds from the sale of Continental PET Technologies, Inc. This gain was partially offset by miscellaneous sales adjustments related to the 1991 and 1990 sales of certain discontinued packaging operations.

      In April 1991, certain subsidiaries of the Group sold their European packaging operations ("Europe") to VIAG Aktiengesellschaft, a German company. The transaction closed in June 1991. Europe was engaged in developing, manufacturing and marketing metal and plastic containers, closures and related packaging products principally in western Europe. Revenue from these businesses was $818 million prior to the transaction close in 1991. Europe's net earnings for this same period was $34 million. The net proceeds were $853 million in cash. With the net proceeds, the Group repaid in July 1991 short-term borrowings of $252 million. The short-term borrowings consisted of $123 million which was borrowed in June 1991 to repay intercompany loans made to the Group by a subsidiary of Europe and $129 million which was directly related to financing Europe's capital expenditures.

      In May 1991, the Group sold Continental Can International Corporation ("CCIC"), a wholly-owned subsidiary that held the Group's interests in metal packaging operations in Latin America, the Far East and the Middle East, to Crown Cork & Seal Company, Inc. Revenue and net earnings were not material during the period prior to closing in 1991. Proceeds from the transaction consisted of $35 million paid in cash at closing and a receivable of $94 million which was collected in November 1991.

                       KIEWIT DIVERSIFIED GROUP

                      Notes to Financial Statements

(7)   Disposal of Packaging Businesses (continued)
      ____________________________________________

      In August 1991, the Group sold Continental White Cap, Inc. ("White Cap"), a wholly-owned subsidiary that manufactured metal, plastic and composite closures for food vacuum-packed in both glass and plastic containers to Schmalbach Lubeca A.G., a German company, for $279 million, after certain adjustments. Revenue from this business was $119 million prior to the transaction close in 1991. Net earnings for this same period was $13 million. The proceeds consisted of a promissory note, with interest at the LIBOR rate plus .625%, receivable in installments over the next five years with the final installment due on December 31, 1995. The first installment payment of $50 million was received in October 1991. Additional payments totalling $25 million were received in December 1991 and January
      1992, $60 million was received in December 1992, and $110 million was received in 1993.

      In November 1991, the Group sold Continental Plastic Containers, Inc. and Continental Caribbean Containers, Inc. (collectively "PCD"), two wholly-owned subsidiaries that manufactured blow-molded rigid plastic containers for household, automotive, industrial and food products, to Plastic Containers, Inc., a newly formed corporation, for approximately $150 million, after adjustments. Revenue from this business was $190 million prior to the transaction close in 1991. Net earnings for this same period were $4 million. The proceeds consisted of $50 million in cash at the closing and a $100 million bridge note receivable which was collected in April 1992.

      The table below summarizes the gain on disposal for each sale and for the combined sales (in millions) during 1991:

                                  Europe    CCIC   White Cap     PCD    Total
                                  ______    ____   _________   _____  _______

      Net Proceeds                 $ 853   $ 129       $ 279   $ 150  $ 1,411
      Financial Reporting Basis      560      41         109      96      806
                                   _____   _____       _____   _____  _______
      Pre-Tax Gain                   293      88         170      54      605
      Estimated Tax Provision         94      33          78      28      233
                                   _____   _____       _____   _____  _______
      Gain on Disposal             $ 199   $  55       $  92   $  26  $   372
                                   =====   =====       =====   =====  =======

      The effective income tax rates differ from the expected statutory income tax rates due to state income taxes and the tax bases being different than the financial reporting bases.

                      KIEWIT DIVERSIFIED GROUP

                     Notes to Financial Statements


(7)   Disposal of Packaging Businesses (continued)
      ____________________________________________

      Included in the gain on disposal of Europe is $43 million of cumulative translation adjustments, consisting of $95 million of foreign currency adjustments, recorded at December 29, 1990, offset by $52 million of foreign currency losses incurred in 1991.

      The difference between the gain summarized above and the gain per the statements of earnings is $1 million, net of tax, consisting of the following (in millions):

      Purchase price adjustment for Continental PET
        Technologies, Inc.                                          $  17
      Gain on sale of investment in unconsolidated subsidiary           6
      Reserves for various sales of discontinued packaging
        operations                                                    (22)
                                                                    _____
                                                                    $   1
                                                                    =====

      During 1991, the Group received $176 million in cash related to the remaining receivable, along with accrued interest, from the sale of the Group's domestic Beverage and Food packaging business in 1990.

      In December 1990, the Group sold Continental PET Technologies, Inc. ("PET") to BTR Nylex Limited ("BTR"), an Australian company. Closing date proceeds, subject to adjustment, approximated $110 million. BTR paid an additional $40 million for revenue recognized by PET during 1991-1993 from certain new products. At closing, the Group received a note receivable of $110 million, which was collected in cash in January 1991.

                           KIEWIT DIVERSIFIED GROUP

                         Notes to Financial Statements

(8)    Disclosures about Fair Value of Financial Instruments
       _____________________________________________________

       The following methods and assumptions were used to determine classification and fair values of financial instruments:

       Cash and Cash Equivalents
       _________________________

       Cash equivalents generally consist of highly liquid debt instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

       Marketable Securities and Investments
       _____________________________________

       The Group has classified all marketable securities and non-current investments not accounted for under the equity method as available-for-sale. The amortized cost of the securities used in in computing unrealized and realized holding gains and losses are determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Fair values of certificates of deposit approximate cost. Net unrealized holding gains and losses are reported as a separate component of stockholders' equity, net of tax.

       At December 26, 1992 the cost of marketable securities approximated fair value. At December 25, 1993 the cost, unrealized holding gains and losses and estimated fair values of marketable securities and noncurrent investments are as follows:

                                               Unrealized   Unrealized
                                  Amortized      Holding      Holding    Fair
                                    Cost          Gains       Losses    Value
                                  _________    __________   __________  _____

     Marketable securities:
       Equity securities            $  50         $   2        $   2    $  50
       U.S. debt securities           496             -            -      496
       State and political
         subdivision debt
         securities                    88             -            -       88
       Foreign government
         debt securities               84             -            -       84
       Corporate debt
         securities                   155             -            -      155
       Collateralized
         mortgage obligations          25             -            -       25
       Certificates of
         deposit                        1             -            -        1
                                    _____         _____        _____    _____
                                    $ 899         $   2        $   2    $ 899
                                    =====         =====        =====    =====
     Non-current investments:
       Equity securities            $  80         $  13        $   -    $  93
                                    =====         =====        =====    =====

                           KIEWIT DIVERSIFIED GROUP

                         Notes to Financial Statements

 (8)  Disclosures about Fair Value of Financial Instruments (continued)
      _________________________________________________________________

      For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were $29 million and $39 million, respectively, in 1993.

      The contractual maturities of the debt securities are as follows:

                                              Amortized Cost      Fair Value
                                              ______________      __________

      U.S. debt securities:
        less than 1 year                           $ 494             $ 494
        1-5 years                                      2                 2
                                                   _____             _____
                                                   $ 496             $ 496
                                                   =====             =====
      State and political subdivision
        debt securities:
          less than 1 year                         $   2             $   2
          1-5 years                                   74                74
          5-10 years                                   5                 5
          over 10 years                                7                 7
                                                   _____             _____
                                                   $  88             $  88
                                                   =====             =====
      Foreign government debt securities:
        1-5 years                                  $  67             $  67
        5-10 years                                    17                17
                                                   _____             _____
                                                   $  84             $  84
                                                   =====             =====

      Corporate debt securities:
        less than 1 year                           $  62             $  62
        1-5 years                                     57                57
        5-10 years                                    16                16
        over 10 years                                 20                20
                                                   _____             _____
                                                   $ 155             $ 155
                                                   =====             =====
      Certificates of deposit:
        less than 1 year                           $   1             $   1
                                                   =====             =====

      Maturities for the collateralized mortgage obligations have not been presented as they do not have a single maturity date

                            KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(8)    Disclosures about Fair Value of Financial Instruments (continued)
       _________________________________________________________________

       Note Receivable from Sale of Discontinued Operations:
       ____________________________________________________

       The carrying amount approximates fair value for both the current and the long-term portion due to the interest rate provided in the note.

       Short-term Borrowings and Long-term Debt:
       ________________________________________

       The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities and approximates the carrying amount, except for certain Rural Telephone Bank debt which C-TEC may refinance. (See Note 11).

(9)    Investments
       ___________

       During 1992, the Group purchased additional shares of California Energy Company, Inc. ("California Energy") common stock for $23 million, increasing its ownership to 21%. The cumulative investment in common stock, accounted for on the equity method, totals $80 million. The Group has certain options to purchase additional shares of California Energy common stock. The excess purchase price over the underlying equity is being amortized over 20 years. Equity earnings, net of the amortization of the excess purchase price over the underlying equity, were $7 million, $4 million and $3 million in 1993, 1992 and 1991, respectively. California Energy common stock is traded on the New York Stock Exchange. On December 25, 1993, the market value of the Group's investment in California Energy common stock was $138 million, based on the closing price.

       In 1993 and 1992, the Group also recorded dividends in kind declared by California Energy, consisting of voting convertible preferred stock valued at $5 million and $4 million, respectively. The stock dividends brought the Group's total investment in convertible preferred stock to $59 million at December, 25, 1993.

       Investments also include equity securities classified as noncurrent and carried at the fair value of $93 million. See Note 8.

                           KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements


(10)   Intangible Assets
       _________________

       Intangible assets consist of the following at December 25, 1993 and December 26, 1992 (dollars in millions):

                                                         1993           1992
                                                        _____          _____

       Goodwill                                         $ 234          $  52
       Franchise and subscriber lists                      60              5
       Noncompete agreements                               36              -
       Licenses and rights-of-ways                         32             11
       Deferred development costs                          64             13
                                                        _____          _____
                                                          426             81
       Less accumulated amortization                      (11)            (6)
                                                        _____          _____
                                                        $ 415          $  75
                                                        =====          =====

       Amortization expense for these assets was $6, $3 and $2 in 1993, 1992 and 1991, respectively.

                        KIEWIT DIVERSIFIED GROUP

                       Notes to Financial Statements


(11)   Long-Term Debt and Unutilized Borrowing Arrangements
       ____________________________________________________

       At December 25, 1993 and December 26, 1992, long-term debt consisting of a portion of PKS' notes to former stockholders and convertible debentures which have been allocated equally to the Group and the Construction & Mining Group, and specifically attributed debt was as follows:

       (dollars in millions)                                    1993     1992
       ______________________________________________________________________

       C-TEC Long-term Debt (with recourse only to C-TEC)
       ____________________

         Mortgage notes payable to the United States of America -

           Rural Telephone Bank (RTB)
             5% - 6.05%, with monthly payments through 2009    $  64    $   -
             6.5% - 7%, with quarterly sinking fund
               payments through 2015                              58        -

             Federal Financing Bank (FFB)
               7.69% - 8.36%, with quarterly sinking fund
                 payments through 2012                            14        -

           Senior Secured Notes
             9.65%, with annual principal payments,
             1996 through 1999 (includes unamortized
             premium of $7 based on imputed rate of
             6.12%)                                              157        -

             9.52%, with annual principal payments
             1996 through 2001 (includes unamortized
             premium of $4 based on imputed rate of
             6.93%)                                              104        -

         Revolving Credit Agreements and Other                    30        -
                                                               _____    _____
                                                                 427        -

       Other Long-term Debt
       ____________________

       7.5% to 11.6% Notes to former stockholders
         due 1994-2001                                             8        8
       6.25% to 10.5% Convertible debentures
         due 1999-2003                                             4        3
       Other                                                      24        8
                                                               _____    _____
                                                                  36       19
                                                               _____    _____
                                                                 463       19
       Less current portion                                      (11)      (1)
                                                               _____    _____
                                                               $ 452    $  18
                                                               =====    =====

                          KIEWIT DIVERSIFIED GROUP

                         Notes to Financial Statements


(11)   Long-Term Debt and Unutilized Borrowing Arrangements (continued)
       ________________________________________________________________

       Substantially all of the assets of C-TEC's telephone group ($353 million) collateralize the mortgage notes payable to the United States of America. These note agreements restrict telephone group dividends.

       The Senior Secured notes are collateralized by pledges of the stock of C-TEC's telephone, mobile services, and cable group subsidiaries. The notes contain restrictive covenants which require, among other things, specific debt to cash flow ratios.

       C-TEC's Revolving Credit agreements are collaterlized by a pledge of the stock of C-TEC's telephone and mobile services subsidiaries.

       The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. Debentures were converted into 14,322, 10,468 and 36,598 shares of Class D common stock in 1993, 1992 and 1991, respectively. At December 25, 1993, 86,736 shares of Class D common stock are reserved for future conversions.

       Other long-term debt consists primarily of construction financing of a privately owned toll road which will be converted to term debt upon completion of the project. Variable interest rates on this debt ranged from 5% to 9% at December 25, 1993.

       Scheduled maturities of long-term debt through 1998 are as follows (in millions): 1994 - $11; 1995 - $25; 1996 - $56; 1997 - $68 and $70 in
       1998.

                        KIEWIT DIVERSIFIED GROUP

                      Notes to Financial Statements

(11)   Long-Term Debt and Unutilized Borrowing Arrangements (continued)
       _______________________________________________________________

       The Group has the following unutilized borrowing arrangements at December 25, 1993:

       C-TEC's telephone group's agreement with the RTB provides for an additional $23 million of borrowings. The agreement requires C-TEC to invest in RTB stock for approximately 5% of the available amount.

       C-TEC's Revolving Credit agreements provide for an additional $11 million of borrowings collateralized by stock pledges. The total commitments are reduced on a quarterly basis through maturity in September 1996.

       An additional $50 million Credit Agreement collaterlized by stock pledges may be utilized by C-TEC. The agreement provides revolving borrowings through June 1, 1994 at which time the outstanding balance converts to a term loan with quarterly payments through 1997. Under the arrangement, C-TEC must maintain specified debt to cash flow ratios.

       C-TEC also has an unused line of credit for $13 million under which unsecured borrowings may be made. Unused lines are cancelable at the option of the lenders.

       MFS has a $75 million secured revolving credit agreement dependent in part on their ability to attain certain cash flow requirements.

                              KIEWIT DIVERSIFIED GROUP

                             Notes to Financial Statements

(12)   Income Taxes
       ____________

       An analysis of the provision for income taxes related to continuing operations before minority interest and cumulative effect of change in accounting principle for the three years ended December 25, 1993 follows:

       (dollars in millions)                 1993         1992        1991
       ___________________________________________________________________

       Current:
         U.S. federal                        $ 24         $ 15        $  2
         State                                  4            3           2
                                             ____         ____        ____
                                               28           18           4
                                             ____         ____        ____
       Deferred:
         U.S. federal                          45            8          18
                                             ____         ____        ____
                                             $ 73         $ 26        $ 22
                                             ====         ====        ====
       ___________________________________________________________________

       The United States and foreign components of earnings for tax reporting purposes from continuing operations before minority interest, income taxes and cumulative effect of change in accounting principle follow:

       (dollars in millions)                 1993         1992        1991
       ___________________________________________________________________

       United States                        $ 251        $ 105       $  46
       Foreign                                  -            2           2
                                            _____        _____       _____
                                            $ 251        $ 107       $  48
                                            =====        =====       =====
       ___________________________________________________________________

       The components of the deferred income tax provision, prior to adopting SFAS No. 109, in 1991 were as follows:

       (dollars in millions)                                          1991
       ___________________________________________________________________

       Depreciation and fixed assets                                  $  3
       Retirement benefits and other compensation                        2
       Mining revenue and costs                                          5
       Equity earnings                                                   4
       Accrued revenue                                                   4
                                                                      ____
                                                                      $ 18
                                                                      ====
       ___________________________________________________________________

                      KIEWIT DIVERSIFIED GROUP

                    Notes to Financial Statements

(12)   Income Taxes (continued)
       ________________________

       A reconciliation of the actual provision for income taxes and the tax computed by applying the U.S. federal rate (35% in 1993, 34% in 1992 and 1991) to the earnings from continuing operations before minority interest, income taxes and cumulative effect of change in accounting principle for the three years ended December 25, 1993 follows:

       (dollars in millions)                        1993      1992    1991
       ___________________________________________________________________
       Computed tax at statutory rate               $ 88      $ 36    $ 16
       State income taxes                              3         2       2
       Depletion                                      (3)       (4)     (3)
       Dividend exclusion                             (3)       (3)     (2)
       Equity earnings                                 -        (2)      -
       Nondeductible expense                           -         -       4
       Prior year tax adjustments                    (12)        -       4
       Other                                           -        (3)      1
                                                    ____      ____    ____
                                                    $ 73      $ 26    $ 22
                                                    ====      ====    ====
       ___________________________________________________________________

       Possible taxes, beyond those provided, on remittances of undistributed earnings of foreign subsidiaries are not expected to be material.

       The components of the net deferred tax liabilities as of December 25, 1993 and December 26, 1992 were as follows:

       (dollars in millions)                                1993        1992
       _____________________________________________________________________
       Deferred tax liabilities:
         Investments in joint ventures                    $  126      $  126
         Asset bases - accumulated depreciation              198         148
         Investment in subsidiaries                           84           -
         Deferred coal sales                                  26          25
         Other                                                38          35
                                                          ______      ______

         Total deferred tax liabilities                      472         334
                                                          ______      ______
       Deferred tax assets:
         Compensation - retirement benefits                   16          32
         Net operating losses realizable by subsidiaries      52           7
         Alternative minimum tax credits realizable
           by subsidiary                                      11           -
         Provision for estimated expenses                      8          10
         Other                                                26          23
         Valuation allowances                                (17)         (7)
                                                          ______      ______
         Total deferred tax assets                            96          65
                                                          ______      ______
       Net deferred tax liabilities                       $  376      $  269
                                                          ======      ======
       _____________________________________________________________________

       The Group's subsidiaries have federal income tax net operating loss carryforwards of $120 million which begin to expire in 2001.

                             KIEWIT DIVERSIFIED GROUP

                            Notes to Financial Statements


(13)   Employee Benefit Plans
       ______________________

       The Group's defined benefit pension plans cover primarily packaging employees who retired prior to the disposition of the packaging operations. The expense related to these plans was approximately
       $7 million in 1993 and $1 million in 1992 and 1991.

       C-TEC maintains a separate defined benefit plan for substantially all of its employees. The prepaid cost and income related to this plan is not significant at December 25, 1993 or for the period from the aquisition date due through December 25, 1993.

       Substantially all employees of the Group, with the exception of stockholders and MFS and C-TEC employees, are covered under the Group's profit sharing plans. The expense related to these plans was $1 million in each of the three years in the period ended December 25, 1993.

(14)   Postretirement Benefits
       ________________________

       In addition to providing pension and other supplemental benefits, the Group provides certain health care and life insurance benefits primarily for packaging employees who retired prior to the disposition of certain packaging operations and C-TEC employees. Employees become eligible for these benefits if they meet minimum age and service requirements or if they agree to contribute a portion of the cost. These benefits have not been funded.

       The net periodic costs for health care benefits were $4 million in 1993, 1992 and 1991. The net periodic costs for life insurance benefits were $2 million, $2 million, and $1 million in 1993, 1992 and 1991, respectively. In all years, the costs related entirely to interest on accumulated benefits.

                      KIEWIT DIVERSIFIED GROUP

                     Notes to Financial Statements


(14)   Postretirement Benefits (continued)
       ____________________________________

       The accrued postretirement benefit liability as of December 25, 1993 was as follows:

       (dollars in millions)
       _____________________________________________________________________
                                                        Health        Life
                                                       Insurance   Insurance
                                                       _________   _________

       Retirees                                          $   34     $   17
       Fully eligible active plan participants                -          -
       Other active plan participants                         -          -
                                                         ______     ______
          Total accumulated postretirement
            benefit obligation                               34         17
       Unrecognized prior service cost                       24          1
       Unrecognized net loss                                 (7)        (2)
                                                         ______     ______
       Accrued postretirement benefit liability          $   51     $   16
                                                         ======     ======
       _____________________________________________________________________

       The unrecognized prior service cost resulted from certain modifications to the postretirement benefit plan which reduced the accumulated post-retirement benefit obligation. The Group may make additional modifications in the future.

       An 8.3% increase in the cost of covered health care benefits was assumed for fiscal 1993. This rate is assumed to gradually decline to 6.2% in the year 2020 and remain at that level thereafter. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation ("APBO") by $1 million at year-end 1993. The weighted average discount rate used in determining the APBO was 7.0%.

(15)   Stockholders' Equity
       ____________________

       PKS is generally committed to purchase all Class D Stock in accordance with the Restated Certificate of Incorporation. Issuances and repurchases of common shares including conversions for the three years ended December 23, 1993 (1991 are attributed shares) were as follows:
       _____________________________________________________________________
                                                                  D
                                                                Stock
                                                              _________

       Shares issued in 1991                                    514,518
       Shares repurchased in 1991                             3,103,335
       Shares issued in 1992                                  1,019,553
       Shares repurchased in 1992                             1,693,353
       Shares issued in 1993                                    748,026
       Shares repurchased in 1993                               841,808
       _____________________________________________________________________

                           KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements


(16)   Other Income
       ____________

       Other income includes net investment income of $19 million, $66 million, and $89 million in 1993, 1992 and 1991, respectively, gains and losses on sales of property, plant and equipment and other assets, and other miscellaneous income. In 1993, the Group recognized $35 million of losses on the sale and permanent writedown of certain derivative securities.

(17)   Industry and Geographic Data
       ____________________________

       The Diversified Group's continuing operations are conducted domestically in two reportable business segments: mining and telecommunications. The packaging segment is reported as discontinued operations.

       In 1993 and 1992, three customers individually accounted for 10% or more of the Group's revenues. In 1993, Commonwealth Edison Company, Detroit Edison Company and the Department of General Services - State of Iowa accounted for 29%, 10%, and 11%, respectively, of revenue.
       In 1992, these same entities accounted for 26%, 11%, and 13% of revenue. Commonwealth Edison Company and Detroit Edison Company accounted for 33% and 16% of revenue in 1991.

                       KIEWIT DIVERSIFIED GROUP

                      Notes to Financial Statements

(17)   Industry and Geographic Data (continued)
       ________________________________________

       The information below summarizes the Diversified Group's operations in different industries:

       Industry Data (dollars in millions)           1993      1992      1991
       _______________________________________________________________________
       Revenue:
         Mining                                   $   210   $   234   $   211
         Telecommunications                           189       109        37
         Other                                          3         6         4
                                                  _______   _______   _______
                                                  $   402   $   349   $   252
                                                  =======   =======   =======
       Operating earnings:
         Mining                                   $    75   $    77   $    71
         Telecommunications                           (26)      (12)      (27)
         Other                                        (35)      (26)      (27)
                                                  _______   _______   _______
                                                       14        39        17

       Gain on Sale of Subsidiary's Stock             211         -         -
       Interest income, net                            31        48        25
       Nonoperating income (expense), net              (5)       20         6
                                                  _______   _______   _______
       Earnings from continuing operations
         before minority interest, income
         taxes and cumulative effect of
         change in accounting principle           $   251   $   107   $    48
                                                  =======   =======   =======
       Identifiable assets:
         Mining                                   $   185   $   198   $   194
         Telecommunications                         1,682       363       192
         Other                                         62        26        47
         Corporate (1)                                880     1,172     1,356
         Discontinued Operations                        -         -        12
                                                  _______   _______   _______
                                                  $ 2,809   $ 1,759   $ 1,801
                                                  =======   =======   =======
       Capital Expenditures:
         Mining                                   $     5   $     8   $     6
         Telecommunications                           127        80        51
         Other                                          -         -         5
         Corporate                                      7         1         1
                                                  _______   _______   _______
                                                  $   139   $    89   $    63
                                                  =======   =======   =======
       Depreciation, depletion and amortization:
         Mining                                   $    12   $    12   $    11
         Telecommunications                            35        21        12
         Other                                          2         3         3
         Corporate                                      2         3         2
                                                  _______   _______   _______
                                                  $    51   $    39   $    28
                                                  =======   =======   =======
       ______________________________________________________________________
       (1) Principally cash, cash equivalents, marketable securities, notes receivable from sales of discontinued operations and investments in all years.

                          KIEWIT DIVERSIFIED GROUP

                         Notes to Financial Statements

(18)   Related Party Transaction
       _________________________

       The Group receives certain mining services from the Construction & Mining Group. The expense for these services was $29 million in 1993, $29 million in 1992 and $8 million in 1991.

(19)   Other Matters
       _____________

       The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position or results of operations.

       In many pending proceedings, the Group is one of numerous defendants who may be "potentially responsible parties" liable for the cleanup of hazardous substances deposited in landfills or other sites.

       The Group has established reserves to cover its probable liabilities for environmental cases and believes that any additional liabilities will not materially affect the Group's financial condition or results of operations.

       On March 4, 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them, causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. Any settlement amount would be treated as an adjustment of the original purchase price and recorded as additional goodwill.

       In 1974, a subsidiary of the Company ("Kiewit"), entered into a lease agreement with Whitney Benefits, Inc., a Wyoming charitable corporation ("Whitney"). Whitney is the owner, and Kiewit is the lessee, of a coal deposit underlying approximately a 1,300 acre tract in Sheridan County, Wyoming. The coal was rendered unmineable by the Surface Mining Control and Reclamation Act of 1977 ("SMCRA"), which prohibited surface mining of coal in certain alluvial valley floors significant to farming. In 1983, Whitney and Kiewit filed an action now titled Whitney Benefits, Inc. and Peter Kiewit Sons', Co. v. The United States, in the U.S. Court of Federal Claims ("Claims Court") alleging that the enactment of SMCRA constituted a taking of their coal without just compensation. In 1989, the Claims Court ruled that a taking had occurred and awarded plaintiffs the 1977 fair market value of the property ($60 million) plus interest. In 1991, the

                           KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements

(19)   Other Matters (continued)
       _________________________

       U.S. Court of Appeals for the Federal Circuit Court affirmed the decision of the claims court. In 1991, the U.S. Supreme Court denied certiorari. On February 10, 1994, the Claims Court issued an opinion which provided that the $60 million judgement would bear interest compounded annually from 1977 until payment. Interest for the 1977-1993 period is $230 million. Kiewit and Whitney have agreed that Kiewit and Whitney will receive 67.5 and 32.5 percent, respectively, of any award.

       The government filed two-post trial motions in the Claims Court during 1992. The government requested a new trial to redetermine the value of the property. The government also filed a motion to reopen and set aside the 1989 judgement as void and to dismiss plaintiff's complaint for lack of jurisdiction. In August 1992, the Claims
       Court indicated that both motions would be denied. A written order has not yet been entered. The government may appeal from the order, as well as the order regarding compound interest.

       It is not presently known when these proceedings will be concluded, what amount Kiewit will ultimately receive, nor when payment of that amount will occur.

       A subsidiary of the Group, Continental Holdings Inc., remains contingently liable as a guarantor of $111 million of debt relating to various businesses which have been sold.

       The Group leases various buildings and equipment under both the operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancelable operating leases during the next 24 years aggregate $94 million.

       It is customary in the Group's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. As of December 25, 1993, the Group had outstanding letters of credit of approximately $63 million.

       C-TEC has an outstanding interest rate swap agreement which expires in December 1994. Under this agreement, the Group received a fixed rate of 9.52% on $100 million and pays a floating rate of LIBOR plus 502 basis points (8.52% at December 31, 1993), as determined in six-month intervals. The transaction effectively changes C-TEC's interest rate exposure from a fixed-rate to a floating-rate basis on the $100 million underlying debt. The counter-party to the interest swap contract is a major financial institution. C-TEC is exposed to economic loss in the event of nonperformance by the counter-party, however, it does not anticipate such non-performance.

                          KIEWIT DIVERSIFIED GROUP

                        Notes to Financial Statements


(20)   Subsequent Event
       ________________

       On January 19, 1994, MFS issued 9 3/8% Senior Discount Notes due January 15, 2004. Cash interest will not accrue on the notes prior to January 15, 1999. Commencing July 15, 1999 cash interest will be payable semi-annually. Accordingly, MFS will initially record the proceeds it received from the offering of $500 million and accrue to the principal amount of the notes of $788 million through January 1999. On or after January 15, 1999, the notes will be redeemable at the option of MFS, in whole or in part, as stipulated in the note agreement. The notes contain certain covenants which, among other things, will restrict MFS' ability to incur additional debt, create liens, enter into sale and leaseback transactions with affiliates, and sell assets or merge with another company.

       On March 16, 1994, MFS made an offer to purchase all outstanding shares of common stock and associated preferred share purchase rights of Centex Telemanagement, Inc. at $9 per share. The aggregate consideration of the offer approximates $150 million.
       The offer, which will expire on April 12, 1994, is conditioned upon, among other things, acquiring a majority of the common shares and the preferred share purchase rights being redeemed or invalidated.

                                                                SCHEDULE V

                      KIEWIT DIVERSIFIED GROUP

                    Property, Plant and Equipment


                    Balance    Additions                            Balance
(dollars in       Beginning          at     Retire-                  End of
  millions)       of Period        Cost       ments    Other (a)     Period
___________________________________________________________________________

Year ended
  December 25,
  1993
______________

  Land             $   12        $    -      $   -       $   3       $   15
  Buildings            26             2          -         144          172
  Equipment           461           137         (6)        210          802
                   ______        ______      _____       _____       ______
                   $  499        $  139      $  (6)      $ 357       $  989
                   ======        ======      =====       =====       ======

Year ended
  December 26,
  1992
______________

  Land             $   11        $    -      $   -       $   1       $   12
  Buildings            25             -          -           1           26
  Equipment           380            89         (8)          -          461
                   ______        ______      _____       _____       ______
                   $  416        $   89      $  (8)      $   2       $  499
                   ======        ======      =====       =====       ======

Year ended
  December 28,
  1991
______________

  Land             $    5        $    -      $   -       $   6       $   11
  Buildings            20             -          -           5           25
  Equipment           292            63         (5)         30          380
                   ______        ______      _____       _____       ______
                   $  317        $   63      $  (5)      $  41       $  416
                   ======        ======      =====       =====       ======
___________________________________________________________________________

(a) Primarily network and equipment obtained in the acquisitions of telecommunications businesses.

                                                               SCHEDULE VI

                        KIEWIT DIVERSIFIED GROUP

 Accumulated Depreciation and Amortization of Property, Plant and Equipment


                                     Additions
                         Balance,   Charged to                      Balance
(dollars in             Beginning    Costs and    Retire-            End of
 millions)              of Period     Expenses      ments    Other   Period
___________________________________________________________________________

Year ended December
  25, 1993
___________________

  Buildings              $   25        $    2     $   -     $   2    $   29
  Equipment                 184            41        (4)        2       223
                         ______        ______     _____     _____    ______
                         $  209        $   43     $  (4)    $   4    $  252
                         ======        ======     =====     =====    ======

Year ended December
  26, 1992
___________________

  Buildings              $   24        $    1     $   -     $   -    $   25
  Equipment                 164            29        (7)       (2)      184
                         ______        ______     _____     _____    ______
                         $  188        $   30     $  (7)    $  (2)   $  209
                         ======        ======     =====     =====    ======

Year ended December
  28, 1991
___________________

  Buildings              $   18        $    1     $   -     $   5    $   24
  Equipment                 137            25        (5)        7       164
                         ______        ______     _____     _____    ______
                         $  155        $   26     $  (5)    $  12    $  188
                         ======        ======     =====     =====    ======
___________________________________________________________________________

The estimated service lives used to calculate depreciation are 15 to 40 years for buildings and improvements and 3 to 25 years for equipment.

Improvements to leased properties are amortized over the lives of the leases or the estimated useful lives of the improvements, whichever is less.

                                                               SCHEDULE VII


                      KIEWIT DIVERSIFIED GROUP

           Valuation and Qualifying Accounts and Reserves


                                         Additions  Amounts
                              Balance,  Charged to  Charged            Balance
                             Beginning   Costs and       to             End of
(dollars in millions)        of Period   Expenses  Reserves     Other   Period
______________________________________________________________________________
Year ended
December 25, 1993
_________________

Allowance for doubtful
  trade accounts               $   5       $   1      $  (4)    $  -     $  2

Reserves:
  Retirement benefits             74          12        (17)       2       71

Year ended
December 26, 1992
_________________

Allowance for doubtful
  trade accounts               $   5       $   -      $   -    $   -     $  5

Reserves:
  Retirement benefits             58           8         (8)      16 (a)   74

Year ended
December 28, 1991
_________________

Allowance for doubtful
  trade accounts               $   6       $   -      $  (1)   $   -     $  5

Reserves:
  Retirement benefits             21          37         (5)       5       58

_____________________________________________________________________________

(a) In 1992, adjustment made in accordance with SFAS No. 109 to adjust remaining retirement benefits, acquired in prior business acquisitions, recorded net of tax, to their pre-tax amounts.

                                                                SCHEDULE IX

                             KIEWIT DIVERSIFIED GROUP

                              Short-Term Borrowings




                              Weighted     Maximum                   Weighted
                               Average   Month-End      Average       Average
                              Interest      Amount       Amount      Interest
                     Balance,    Rate, Outstanding  Outstanding          Rate
                       End of   End of  During the   During the    During the
(dollars in millions)  Period   Period      Period       Period (a)    Period
_____________________________________________________________________________

Year ended December
  25, 1993
___________________

  Bank Borrowings      $   -       -%       $  50           $ 24         3.4%

Year ended December
  26, 1992
___________________

  Bank Borrowings      $  80     3.4%       $  80           $  -           -%

Year ended December
  28, 1991
___________________

  Bank Borrowings      $   -       -%       $ 264           $ 92        10.8%

_____________________________________________________________________________

(a) Determined on the basis of average daily balances of short-term borrowings. The 1992 bank borrowings were made the last week of the year.

     The bank borrowings provided for interest at various rates and matured on various dates within one year.

                                                                  SCHEDULE X

                      KIEWIT DIVERSIFIED GROUP

             Supplementary Income Statement Information


                                           Charged to Costs and Expenses
                                       _____________________________________
(dollars in millions)                  1993             1992            1991
____________________________________________________________________________

Royalties (a)                          $ 22             $ 27            $ 24
Production taxes (a)                     16               26              19
Federal Black Lung taxes (b)              4                5               4
____________________________________________________________________________

(a) The Company incurred royalty costs and production taxes with respect to its mining operations based on the tons of coal mined or sold from various properties.

(b) Federal Black Lung taxes were assessed on the various mines based on the tons of coal mined.

Advertising costs, amortization of intangible assets, and taxes other than payroll and income taxes are not presented as such amounts represent less than one percent of revenue as reported in the related statements of earnings or because the information called for is shown in the financial statements or in the notes thereto.

Maintenance and repair costs in 1993 and 1992 were less than one percent of revenue. Maintenance and repair costs, primarily related to the Group's discontinued packaging operations, were $50 million in 1991.

                       KIEWIT DIVERSIFIED GROUP

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            ________________________________________________


        The financial statements of the Diversified Group ("the Group") include the financial position, results of operations and cash flows for the businesses of PKS other than its construction business and certain mining service businesses, and include a portion of the corporate assets and liabilities and related transactions which are not separately identified with ongoing operations of the Group or the Construction & Mining Group. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs, common stock transactions and income taxes. See Notes 1 and 3 to the Group's financial statements.

                   Results of Operations - 1993 vs. 1992
                   _____________________________________

Mining
______

        Mining revenue decreased 10% in 1993.   The renegotiation of
agreements with Commonwealth Edison Company ("Commonwealth"), ceased sales of undivided interests in coal reserves. Such sales accounted for approximately $40 million or 17% of the total mining revenue recognized in 1992. The absence of the sale of undivided interests to Commonwealth in 1993, was partially offset by a rise in tonnage shipped and an approximate $4 increase in average price per ton of coal shipped.

        Alternate source coal sales by the Black Butte mine produced the increase in the average price per ton of coal shipped. Alternate source coal consists of coal purchased from two unaffiliated mines located in the Powder River Basin area of Wyoming and from the Group's Decker mine. The purchased coal is sold to Commonwealth under terms of the renegotiated agreements. Alternate source coal sales in 1993 comprised 35% of 1993 mining revenue.

        The gross margin on mining revenue increased to 49% in 1993 from 44% in 1992. Alternate source coal sales, which result in larger margins than mined coal, led to the increase.

        See "Legal Proceedings" with respect to the Whitney Benefits case.

Telecommunications
__________________

        In 1993, the components of telecommunications revenue were as follows:
37% - MFS Communications Company, Inc. ("MFS") telecommunications services; 38% - MFS network systems integration and facilities management services; and 25% - C-TEC operations. In 1992, revenue was comprised of 44% telecommunications services and 56% network systems integration and facilities management services.

                         KIEWIT DIVERSIFIED GROUP

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             ________________________________________________

             Results of Operations - 1993 vs. 1992 (continued)
             ________________________________________________

Telecommunications (continued)
______________________________

        MFS telecommunications revenue increased from $48 million to $70 million, an increase of 46%. The majority of the increase resulted from sales of additional services to existing customers and, to a lesser extent, further market penetration. The growth of services in New York City, the expansion of networks in Boston, Chicago and the Washington, D.C. metropolitan area, and new services provided by MFS Datanet and MFS
MFS Intelenet also contributed to the revenue increase.

        Third party revenue from services offered by the Company's network systems integration and facilities management segment increased from $61 million in 1992 to $71 million in 1993, a 16% increase. The increase primarily resulted from network system integration projects in the United Kingdom and for the State of Iowa. MFS purchased the other 50% interest in a partnership providing network systems integration services to customers in the United Kingdom, thereby increasing revenue from that country. The network system integration and facilities management services segment had third party backlog of $110 million at December 31, 1993.

        Two months of C-TEC activity accounted for $48 million of telecommunications revenues. The telephone and cable television groups generated the majority of the revenues.

        Telecommunications operating expenses increased 78% in 1993. Components of 1993 operating expenses were: 45% - MFS telecommunications services;
32% - MFS network systems integration and facilities management services;
and 23% - C-TEC operating expenses. In 1992, operating expenses were 51% MFS telecommunication services and 49% MFS network systems integration and facilities management services.

        MFS telecommunications operating expenses incresed from $48 million to $80 million in 1993, a 67% increase. The increase reflects operating costs associated with MFS Datanet and MFS Intelenet services and higher costs associated with the new and expanded networks. Increased depreciation of of existing networks accounts for nearly 41% of the increase.

        MFS network systems integration and facilities management services operating expenses increased from $49 million to $55 million in 1993, a 12% increase. The increase directly relates to increased activity on several network systems integration projects, primarily direct costs associated with the projects in the United Kingdom and for the State of Iowa.

        Two months of C-TEC activity accounted for $42 million of telecommunications expenses. The telephone and cable television groups generated the majority of these costs.

        Progress on the network systems integration project for the State of Iowa was delayed in June and July 1993 by significant rainfall and flooding. Management believes that any additional cost resulting from the floods will not materially impact the Group's telecommunications operations.

                         KIEWIT DIVERSIFIED GROUP

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              ________________________________________________

              Results of Operations - 1993 vs. 1992 (continued)
              ________________________________________________

Other Income
____________

        Other income decreased from $87 million in 1992 to $47 million in 1993, a decrease of 46%. The decline primarily relates to a $21 million increase in realized losses and permanent valuation adjustments on marketable securities, including certain derivatives. Interest income declined by $16 million due to lower interest rates and to a change in portfolio mix. Dividend income decreased by $10 million due to dividends accrued in 1992 on an investment in United States Can Company preferred stock redeemed in March of 1993. Slight increases in equity earnings and miscellaneous income partially offset the declines noted above.

Selling and Administrative
__________________________

        Selling and administrative expenses increased 23% in 1993. Costs incurred in developing MFS Datanet and MFS Intelenet account for a large portion of the increase. MFS expects to incur significant expense developing the high-speed data communications and integrated, single-source telecommunication services in 1994. Increased legal costs, primarily reserves established for environmental matters (See "Legal Proceedings"), also contributed to the increase.

Interest Expense
________________

        Interest expense increased by $2 million or 22% in 1993. The increase is due to the C-TEC debt assumed in the acquisition. Interest on C-TEC debt during the last two months approximated $6 million. The extinguishment of significant debt in 1992 partially offset the additions of C-TEC interest. The Group anticipates significant increases in interest due to the C-TEC acquisition and the MFS debt issuance of $500 million in January 1994.

Gain on Sale of Subsidiary's Stock
__________________________________

        In May 1993, MFS sold 12.7 million shares of common stock to the public at an initial offering price of $20 per share for $233 million, net of certain transaction costs. An additional 4.6 million shares were sold to the public in September 1993 at price of $50 per share for $218 million, net of certain transaction costs. These transactions have reduced the Group's ownership interest in MFS to 71% at December 25, 1993. Substantially all of the net proceeds from the offerings are intended to fund MFS' growth. Prior to the initial public offering, MFS was a wholly-owned subsidiary of the Group.

        As a result of the above transactions, the Group recognized a pre-tax gain of $211 million representing the increase in the Group's equity in the underlying net assets of MFS. Deferred income taxes have been provided on this gain.

                     KIEWIT DIVERSIFIED GROUP
                MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         ________________________________________________

         Results of Operations - 1993 vs. 1992 (continued)
         ________________________________________________

Income Taxes
____________

        The effective income tax rate for earnings from continuing operations is 29% in 1993 and 24% in 1992. An adjustment to prior year tax provisions significantly impacted the effective rate in 1993. The increase in effective rates from 1992 to 1993 is due to dividend exclusions, mineral depletion expenses, and equity earnings being a larger percentage of taxable income in the prior year. The 1993 Federal Income tax rate change did not have a material impact to the Group's financial results.

                   Results of Operations - 1992 vs. 1991
                   _____________________________________
Mining
______

        Mining revenue increased 12% in 1992. The increase was due to the mines collectively shipping 20% more tons of coal and lignite in 1992. The increase in tonnage was due principally to new short-term contracts at the Black Butte mine and sales on the spot market. This increase was partially offset by a 4% decrease in the average price per ton, the result of increased lower-priced spot sales from the Decker mine. Revenue recognition on previously consummated sales of undivided interests in coal reserves to be mined in the future represented $40 million of 1992 revenue and $39 million of 1991 revenue. The gross margin on mining revenue (including coal reserves) approximated 44% in 1992, which is higher than the gross margin in 1991. The 1991 gross margin was unfavorably impacted by certain one-time charges for production taxes and additional reclamation costs, and expenses incurred to repair a dragline.

        In 1992, the contracts with Commonwealth Edison Company ("Commonwealth") were renegotiated. Beginning January 1, 1993, the Black Butte mine discontinued coal shipments to Commonwealth. Coal is now purchased from two unaffiliated mines located in the Powder River Basin area of Wyoming and from the Group's Decker mine to satisfy the delivery commitments under the renegotiated Commonwealth agreements. In accordance with the renegotiation, there will be no sales of interests in coal reserves subsequent to January 1, 1993. The
Group does not expect that the financial impact of the renegotiation will be material to its mining operations, cash flows, or financial position.

Telecommunications
__________________

        Revenue in 1992 was comprised of 56% network systems integration and facilities management and 44% telecommunications services. Revenue in 1991 was comprised of 38% network systems integration and facilities management and 62% telecommunications services. Network systems integration and facilities management's backlog at December 26, 1992 was $74 million, of which $16 million relates to the United Kingdom joint venture and the remainder relates mainly to the State of Iowa project. Revenue increased from $37 million in 1991 to $109 million in 1992, representing a 192% increase. Of the increase, 66% was from network systems integration and facilities management. This increase resulted primarily from network systems integration projects in Iowa, Minnesota and the United Kingdom. Telecommunications services accounted for the remaining increase in total revenue. This increase in revenue primarily reflects increased services provided on networks in New York

                           KIEWIT DIVERSIFIED GROUP

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               ________________________________________________

               Results of Operations 1992 vs. 1991 (continued)
               _______________________________________________

Telecommunications (continued)
_____________________________

City and Dallas which commenced operations in early 1991 and a full year of results for the Washington, D.C. metropolitan area network which was acquired in October 1991. The balance of the increase in telecommunications services revenue resulted from continued market growth of other networks. The Atlanta network became operational during the fourth quarter of 1992, but generated insignificant revenues.

        The cost of revenue in 1992 increased 112% compared to 1991. Seventy-three percent of the increase relates to direct costs incurred on network systems integration and facilities management projects for third parties. Another 17% of the increase is due to increased depreciation and amortization expense primarily on the telecommunications networks in Washington, D.C., New York City and Dallas. The balance of the increase relates to an increase in other costs associated directly with network operations; primarily from the Washington, D.C., New York City and Dallas networks. The cost of revenue, as a percentage of total revenue, has decreased from 123% in 1991 to 89% in 1992. This change resulted generally from increased utilization of existing network capacity.

Other Income
____________

        The Group recognized investment income of $78 million in 1992 and $89 million in 1991. The decrease in investment income is generally attributable to the collection of various receivables from the sales of the discontinued packaging operations. In 1992, the Group recognized $11 million of interest on these receivables compared to $20 million in 1991. Included in 1992 investment income are $4 million of dividends in kind received from an investment in California Energy Company, Inc. ("California Energy") preferred stock and $11 million of dividends accrued on an investment in United States Can Company ("U.S. Can") preferred stock which was redeemed in March 1993. Included in 1991 investment income is $12 million of dividends received from U.S. Can preferred stock. Other Income in 1992 and 1991 also reflects gains on the sales of timberlands of $5 million and $3 million, respectively, net equity earnings from an investment in California Energy of $4 million and $3 million, respectively, and information services income of $4 million and $2 million, respectively. The increase in Other Income in 1992 was partially offset by a decline in market value considered to be other than temporary of $12 million recorded for two of the Group's marketable securities, one of which was sold in 1993. Generally gains and losses from miscellaneous asset dispositions made up the remaining balance of Other Income.

                       KIEWIT DIVERSIFIED GROUP

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            ________________________________________________

            Results of Operations 1992 vs. 1991 (continued)
            ______________________________________________

Selling and Administrative
__________________________

        Selling and administrative expenses increased 48% in 1992 as compared to 1991. The increase was primarily due to a $21 million increase in mine management fees paid to the Construction & Mining Group and increases within the telecommunications operations relating to the development of new telecommunications services. Significant increases in mine management fees are not expected to continue in the future. The new agreement, effective as of the beginning of 1992, provided that the Group pay a percentage of the operating income from mining operations to the Construction & Mining Group.

Interest Expense
________________

        Interest expense in 1992 reflects the anticipated decrease due to the significant reductions during 1991 in both short-term borrowings and long-term debt. All short-term borrowings were repaid in July 1991 and no new borrowings were incurred until December 1992. The Group also redeemed $150 million of debt in October 1991 and extinguished $73 million of debt in 1992 with no new material debt incurred since year-end 1991.

Taxes
_____

        The effective income tax rate, with respect to continuing operations before cumulative effect of change in accounting principle, is 24% in 1992 and 46% in 1991. The 1992 rate is lower than the 1991 rate primarily due to nondeductible expenses and prior year tax adjustments in 1991. In both 1992 and 1991, dividend exclusions and mineral depletion expenses reduced the overall effective rate.

Discontinued Packaging Operations
_________________________________

       The gain on disposal of discontinued operations in 1992 resulted from a $19 million adjustment to prior year tax estimates and an $8 million payment, net of tax, received from BTR Nylex Limited and a $1 million accrual, net of tax, relating to additional sales proceeds from the 1990 sale of Continental
PET Technologies, Inc. The gain was partially offset by miscellaneous sales adjustments related to the 1991 and 1990 sales of certain discontinued packaging operations. The gain on disposal of discontinued operations in 1991 reflects the sales of the European packaging operations, Continental Can International Corporation, Continental White Cap, Inc. and Continental Plastic Containers, Inc. The significant decrease in 1992 in earnings from discontinued operations is due to the sales of the remaining packaging operations in 1991. Earnings in 1992 reflect the equity earnings from the Company's investment in a plastics joint venture, which was sold to Ball Corporation in July 1992. No significant gain or loss was recognized as a result of this transaction.

                     KIEWIT DIVERSIFIED GROUP

               MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
           ________________________________________________

               Financial Condition - December 25, 1993
               _______________________________________


        The Group's working capital increased $197 million or 25% to $993 million in 1993.

        During 1993, the Group generated $196 million in cash from operating activities, an $87 million increase from the prior year.

        The Group's 1993 net investing activities used $634 million in cash. Net purchases of marketable securities expended $335 million while capital expenditures for fixed assets and other investments and the acquisition of C-TEC accounted for $139 million and $146 million of cash outlays, respectively. These investments were necessary to support existing operations and develop opportunities for future growth.

        In 1993, the Group generated $370 million in cash from financing activities. The Group raised $451 million in cash from the sale of 17.3 million shares of MFS' common stock in two public offerings. The net proceeds will fund MFS growth. The Group also raised $8 million in cash from the sale of Class D common stock and $26 million in cash from the net exchange of Class B&C stock for Class D stock, to be used for general corporate purposes.

        Financing activities requiring cash during 1993 consisted of dividends of $17 million, stock repurchased of $40 million, and short-term borrowing repayments of $80 million. Throughout 1993, the Group borrowed funds to meet short-term liquidity needs. All borrowings were repaid. During 1993, the Group collected $110 million related to notes receivable from sales of discontinued operations.

        The Group's working capital position at the end of 1993, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for 1994 cash requirements. It is expected that C-TEC will be able to independently finance its working capital and investment requirements in 1994.

        The Group anticipates that it will invest between $5 million and $10 million annually in its mining business, make significant investments in its energy business - including its joint venture agreement with California Energy covering international power project development activities - and searching for opportunities to acquire capital intensive operating businesses which provide for long-term growth. Investigation of other investment opportunities continues.

        These investments, along with the payment of income taxes and repurchases of common stock will be the significant long-term uses of liquidity. The Group's existing cash and cash equivalents, marketable securities, cash flows from future operations and existing borrowing capacity are expected to fund these expenditures.

                        KIEWIT DIVERSIFIED GROUP

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            ________________________________________________

                Financial Condition - December 25, 1993
                _______________________________________


        MFS requires significant capital to fund future building, expansion or acquisition of communications networks in major metropolitan areas. In January 1994, MFS issued $500 million of Senior Discount Notes due in 2004. In June 1993, MFS entered into a secured revolving credit agreement in the amount of $75 million. The indenture pursuant to which the Senior Discount Notes were issued permits MFS to have a $150 million secured credit facility. These transactions will provide liquidity to fund future expansion, including the proposed acquisition of Centex Telemanagement, Inc., for net consideration of approximately $150 million, announced by MFS on March 16, 1994. MFS may fund future capital expenditures and acquisitions through additional issuances of debt and equity securities. MFS intends to invest $250 million in 1994 and in excess of $1 billion over the next five years to expand its networks to an additional 55 markets.

        In July 1993, financing was approved to construct a 10-mile privately-owned toll road in southern California. The Group has a 65% interest in this project. Management expects $107 million of third party debt to be incurred by the project's completion in 1995.